SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant’s name in English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes      No   X

FOR IMMEDIATE RELEASE

Contacts in Brazil Ricardo Portugal Alves 011-5541-222-2871 ricardo.portugal@copel.com Solange Maueler 011-5541-331-4359 solange@copel.com	Contacts in New York Lauren Puffer - lpuffer@hfgcg.com Isabel Vieira - ivieira@hfgcg.com 646-284-9413/9432

COPEL ANNOUNCES FILING DEALY

Curitiba, Brazil, August 14, 2003- Companhia Paranaense de Energia – COPEL (NYSE: ELP; LATIBEX: XCOP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, announced today that due to circumstances beyond the Company's control, it will not be filing its 2Q03 quarterly results today, August 14, 2003.

The Company hopes to file its results as soon as possible, in accordance with the CVM rule No. 202 from 12.06.93.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA — COPEL

Date: August 15, 2003

By: /s/ Ronald Thadeu Ravedutti Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer